LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Report of Independent Auditors

To the Shareholders of Lumina Copper Corp.

We have audited the consolidated balance sheets of Lumina Copper Corp. (An Exploration Stage Enterprise), as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit, cash flows and consolidated statement of changes in shareholders’ equity for the years ended December 31, 2004, 2003 and 2002, and for the cumulative period from inception (October 3, 2001) to December 31, 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the Standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 and for the cumulative period from inception (October 3, 2001) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

February 24, 2005, except as to Note 17(a)

      which is as at March 21, 2005

Chartered Accountants

Comment by Auditors for US Readers on Canada – US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 16(a) to the financial statements.  Our report to the shareholders dated February 24, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada

February 24, 2005, except as to Note 17(a)

     which is as at March 21, 2005

Chartered Accountants

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED BALANCE SHEETS December 31, 2004 and 2003

	2004	2003

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,092,038	$3,469,372
Cash, exploration funds (Note 14)	2,135,000	-
Receivables	17,449	51,966
Prepaid expenses	42,480	3,852

TOTAL CURRENT ASSETS	3,286,967	3,525,190

EQUIPMENT (Note 4)	58,697	38,812

MINERAL PROPERTIES (Note 5)	17,324,715	5,598,592

TOTAL ASSETS	$20,670,379	$9,162,594

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$321,633	$89,069
Accrued liabilities	182,470	43,000
Property purchase obligations (Note 7)	-	382,338

TOTAL LIABILITIES	504,103	514,407

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 8)	24,476,047	11,742,794

CONTRIBUTED SURPLUS	10,485	10,485

UNEXERCISED STOCK OPTIONS (Note 9)	925,583	436,097

WARRANTS (Note 10)	1,343,473	1,072,220

DEFICIT	(6,589,312)	(4,613,409)

TOTAL SHAREHOLDERS’ EQUITY	20,166,276	8,648,187

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,670,379	$9,162,594

Subsequent events (Note 17)

APPROVED BY THE DIRECTORS
“Anthony Floyd”
Director
“Robert Pirooz”
Director

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	For the Cumulative Period from Inception (October 3, 2001) to December 31, 2004	For the Year Ended December 31, 2004		For the Year Ended December 31, 2003	For the Year Ended December 31, 2002

GENERAL AND ADMINISTRATIVE EXPENSES
Stock-based compensation (Note 8(e))	$4,585,084	$677,630	-	$582,387	$3,325,067
Investor relations and promotion	483,669	349,227	-	134,442	-
Management and consulting services	339,666	190,167	-	149,499	-
Audit and accounting	311,150	166,322	-	124,828	20,000
Regulatory and transfer agent fees	256,893	183,850	-	67,393	5,650
Office and administration	241,623	136,355	-	103,576	1,692
Legal	240,390	132,007		101,401	6,248
Corporate development	126,057	107,313	-	18,744	-
Amortization	17,994	12,416	-	5,578	-

	6,602,526	1,955,287		1,287,848	3,358,657

OTHER INCOME (EXPENSE)
Interest income	126,367	80,226	-	46,141	-
Interest expense	(36,061)	-		(36,061)
Mineral property written-off (Note 5(k))	(49,491)	-	-	(49,491)	-
Property investigations	(50,726)	(36,658)	-	(14,068)	-
Foreign exchange gain (loss)	23,125	(64,184)		84,753	2,556

	13,214	(20,616)	-	31,274	2,556

NET LOSS	(6,589,312)	(1,975,903)		(1,256,574)	(3,356,101)

DEFICIT, BEGINNING OF PERIOD	-	(4,613,409)	-	(3,356,835)	(734)

DEFICIT, END OF PERIOD	$(6,589,312)	$(6,589,312)		$(4,613,409)	$(3,356,835)

BASIC AND DILUTED LOSS PER SHARE		$(0.16)		$(0.21)	$(0.41)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	12,122,890	6,057,876	8,187,501

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Cumulative Period from Inception (October 3, 2001) to December 31, 2004	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002

CASH PROVIDED FROM (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(6,589,312)	$(1,975,903)	$(1,256,574)	$(3,356,101)
Items not involving cash:
Amortization	17,994	12,416	5,578	-
Stock-based compensation	4,585,084	677,630	582,387	3,325,067
Mineral property written-off	49,491	-	49,491	-
Net changes in non-cash working capital items:
Receivables	823	34,517	(33,694)	-
Prepaid expenses	(42,480)	(38,628)	(3,852)	-
Accounts payable	106,453	22,214	84,239	-
Accrued liabilities	182,470	139,470	8,000	35,000

	(1,689,477)	(1,128,284)	(564,425)	3,966

FINANCING ACTIVITIES
Due to related parties	-	-	(267,223)	266,490
Shares and warrants issued for cash, net of issue costs	17,393,649	11,996,109	2,952,138	2,445,401
Mineral property purchase obligations	(584,798)	(382,338)	(202,460)	-

	16,808,851	11,613,771	2,482,455	2,711,891

INVESTING ACTIVITIES
Cash acquired on acquisition of Lumina, net of acquisition costs (Note 3)	349,338	-	349,338	-
Deferred acquisition costs	(9,000)	-	-	(9,000)
Purchase of equipment	(78,139)	(33,749)	(44,390)	-
Expenditures on mineral properties	(12,094,354)	(10,694,072)	(1,026,608)	(373,674)
Cash exploration funds (Note 14)	(2,135,000)	(2,135,000)	-	-

	(13,967,155)	(12,862,821)	(721,660)	(382,674)

FOREIGN EXCHANGE	(60,181)	-	(60,181)	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,092,038	(2,377,334)	1,136,189	2,333,183

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	3,469,372	2,333,183	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,092,038	$1,092,038	$3,469,372	$2,333,183

Supplemental cash flow information (Note 11)

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
	Common Shares		Deficit Accumulated during the	Total Shareholders’
	Number	Amount	Exploration Stage	Equity (Deficiency)

Common stock issued for cash at $1.00 per share	1	$1	$-	$1
Net loss for the period from inception to December 31, 2001	-	-	(734)	(734)

Balance, December 31, 2001	1	1	(734)	(733)
Common stock issued for cash and past services at $0.75 per share	4,460,000	3,345,000	-	3,345,000
Common stock issued for cash and future services valued at $0.75 per share	600,000	6,000	-	6,000
Recognition of compensation expense on shares issued by CRS in 2002	-	24,667	-	24,667
Common stock issued for cash at $1.00 per share	2,415,000	2,415,000	-	2,415,000
Common stock issued as finder’s fee	112,500	-	-	-
Shares subscribed	600,000	600,000	-	600,000
Professional fees	-	(20,199)	-	(20,199)
Net loss for the year ended December 31, 2002	-	-	(3,356,101)	(3,356,101)

Balance, December 31, 2002	8,187,501	6,370,469	(3,356,835)	3,013,634

Acquisition of 100% of the outstanding common shares of CRS (Note 1)	-	333,780	-	333,780
Share capital of FTV at May 22, 2003 (Note 1)	768,700	-	-	-
Common shares issued for cash at $1 per share (net of issue costs)	500,000	470,575	-	470,575
Common shares issued on exercise of options	10,000	16,500	-	16,500
Fair value of options exercised	-	7,805	-	7,805
Common shares issued on exercise of warrants	1,223,375	1,865,063	-	1,865,063
Fair value of warrants exercised	-	104,602	-	104,602
Common shares issued for mineral property payments	681,875	2,426,000	-	2,426,000
Recognition of compensation expense on shares issued by CRS in 2002	-	148,000	-	148,000
Employee options cancelled	-	-	-	10,485
Stock based compensation on unexercised vested options (Note 9)	-	-	-	436,097
Fair value of unexercised warrants (Note 10)	-	-	-	1,072,220
Net loss for the year ended December 31, 2003			(1,256,574)	(1,256,574)

Balance, December 31, 2003	11,371,451	11,742,794	(4,613,409)	8,648,187

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP. (An Exploration Stage Enterprise) CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
	Common Shares		Deficit Accumulated during the	Total Shareholders’
	Number	Amount	Exploration Stage	Equity (Deficiency)

Common shares issued for cash pursuant to private placements	2,380,200	10,125,372	-	10,125,372
Common shares issued on exercise of options	75,533	120,800	-	120,800
Fair value of options exercised	-	40,144	-	40,144
Common shares issued on exercise of warrants	1,166,625	1,749,937	-	1,749,937
Common shares issued for mineral property payments	100,000	549,000	-	549,000
Recognition of compensation expense on shares issued by CRS in 2002	-	148,000	-	148,000
Stock based compensation on unexercised vested options (Note 9)	-	-	-	489,486
Fair value of unexercised warrants (Note 10)	-	-	-	271,253
Net loss for the year ended December 31, 2004			(1,975,903)	(1,975,903)

Balance, December 31, 2004	15,093,809	$24,476,047	$(6,589,312)	$20,166,276

See Accompanying Notes to the Consolidated Financial Statements

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.

NATURE OF OPERATIONS

Lumina Copper Corp. (formerly First Trimark Ventures Inc.) is engaged in the identification, acquisition, exploration and development of mineral resources.  The Company is considered in the exploration stage as it has not placed any of its mineral properties into production.

First Trimark Ventures Inc. (“FTV”) was incorporated under the Company Act (British Columbia) on March 3, 2000 and obtained a listing as a capital pool company pursuant to the policies of the TSX Venture Exchange (the “Exchange”) on September 5, 2000.  As a capital pool company, the principal business of FTV was to identify, evaluate and acquire assets, properties or businesses which would constitute a Qualifying Transaction, pursuant to the polices of the Exchange.

On January 27, 2003, FTV entered into a Securities Exchange Agreement (“SEA”) with CRS Copper Resources Corp. (“CRS”) and the shareholders of CRS to acquire all of the issued and outstanding shares and warrants of CRS.  CRS was incorporated under the Company Act (British Columbia) on October 3, 2001 and began operations in July 2002.  CRS was engaged in the acquisition, exploration and development of mineral resources.

On May 23, 2003, pursuant to the SEA, FTV consolidated its common shares on a one for ten basis and acquired a 100% interest in CRS by issuing to the security holders of CRS an aggregate of 8,187,501 post-consolidated common shares and warrants to purchase an additional 5,657,500 post-consolidated common shares of FTV, exercisable at a price of $1.50 per share to May 23, 2005.

The acquisition served as FTV’s Qualifying Transaction.  The acquisition was accounted for by the purchase method, with CRS deemed to be the acquirer, and reported as a reverse take-over as the shareholders of CRS obtained control of FTV.  FTV also changed its name to Lumina Copper Corp. (“LCC”)

Upon the completion of the transaction on May 23, 2003, LCC became a Tier 1 issuer on the Exchange.  On July 13, 2004, the Company’s common shares were delisted from the TSX Venture Exchange and, on July 14, 2004, the common shares commenced trading on the Toronto Stock Exchange.  On May 14, 2004 the Company’s common shares commenced trading on the American Stock Exchange.

The Company has entered into mineral property acquisition and option agreements that will require significant future outlays of cash to maintain the properties and options in good standing and to fulfil its contractual obligations.  The Company’s continuing operations as intended are dependent on management’s ability to raise required funding through future equity issuances, asset sales or a combination thereof.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of LCC and its subsidiaries.  These accounting principles conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 16.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

(d)

Equipment

Equipment is stated at cost.  Amortization is provided on the declining balance basis on office equipment at 20% per annum and on computer equipment at 30% per annum.

(e)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Canadian GAAP as set out in the CICA Handbook defines Mineral Properties to be tangible assets. Recent standards for business combinations however, refer to mineral use rights as an example of contract-based intangibles without removing the definition that categorizes them as tangible assets. As disclosed above, the Company has classified these assets as Mineral Property tangible assets in accordance with its interpretation of Canadian GAAP.

The Company has determined that under Canadian GAAP it is not required to account for its contract based mining assets as intangible assets and therefore continues to account for them as tangible assets.  Although the Company believes its accounting policy for contract based mining assets is appropriate and consistent with Canadian GAAP, there is an alternative interpretation of Canadian GAAP that would consider them to be intangible assets.

This alternative interpretation would provide for the capitalization of a contract based mining asset as an intangible asset at its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination.  For exploration stage mineral interests such as those owned by the Company, the excess of the carrying value over the residual value of the intangible assets would be amortized on a straight-line basis over the period in which the Company expected to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties.  For the Company, a reasonable estimate of this amortization period would be from 4 to 11 years.

(f)

Foreign currency translation

The company’s subsidiaries are integrated foreign operations.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period.  The net foreign currency gain or loss is included in the statement of operations.

(g)

Stock based compensation

Effective January 1, 2003, the Company adopted the amended recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

The Company adopted the fair value based method of accounting for awards issued to employees for the fiscal year beginning January 1, 2003 on a prospective basis.

The change in accounting policy in 2003 did not result in any adjustment to the Company’s opening deficit balance.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

 (h)

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the period.  Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses carried forward to future years.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date.  A valuation allowance is recognized to the extent it is considered not likely that future income tax assets will be realized.

(i)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding.  The Company uses the treasury stock method to calculate fully diluted earnings per share.  Under this method, all options whose average exercise price is less than or equal to the average share price for the year are assumed to be exercised and all convertible securities are assumed to be converted at the average share price during the period.  Also under this standard, certain shares that are considered contingently issuable, such as escrowed shares subject to release based on performance criteria, are excluded from the calculation of weighted average common shares outstanding.  Diluted per share amounts are not presented in fiscal 2002, 2003 and 2004 as the effect of outstanding options and warrants is anti-dilutive.

 (j)

Environmental protection practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the agreement to issue the stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.  Where capital stock is issued for other than cash and the number of shares is sufficiently large that the quoted market value per share may not represent an appropriate value to be assigned to such issue, the issued shares are valued at an amount equal to the fair market value of the consideration received for such issuance, or, in the absence of a determinable fair market value, at the net book value of the net assets acquired.

(l)

Flow-through shares

Resource expenditure deductions related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Future tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

3.

ACQUISITION

On May 23, 2003, LCC acquired 100% of the outstanding securities of CRS, consisting of common shares and warrants as disclosed in Note 1.

The following table summarizes the allocation of the aggregate purchase price of the net identifiable assets of LCC deemed to have been acquired by CRS on May 22, 2003:

Allocation
Net Identifiable assets acquired
Current assets	$450,299
Less: payables and accruals	4,830

$445,469
Consideration
8,187,501 LCC common shares and 5,657,500 LCC warrants	$333,780
53,667 LCC options	20,000
Acquisition costs	91,689

$445,469

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

4.

EQUIPMENT

2004
	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$ 78,138	$ 19,441	$ 58,697

2003
	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$ 44,390	$ 5,578	$ 38,812

5.

MINERAL PROPERTIES

At December 31, 2004 and 2003, the Company's mineral properties are comprised of properties located in North and South America.

	Chile	Peru	Argentina	Canada	Total

Balance, December 31, 2002	$ -	$ -	$ 57,924	$ 960,729	1,018,653

Additions during year:
Property acquisition	3,084,830	165,889	753,261	116,427	4,120,407

Property exploration
Geological and assays	149,269	48,547	67,891	67,097	332,804
Other exploration	6,144	10,897	44,279	7,553	68,873
Taxes and filing fees	26,602	25,313	29,114	32,703	113,732
Recoveries	-	-	-	(6,386)	(6,386)

Net additions during year	3,266,845	250,646	894,545	217,394	4,629,430

Written-off	-	-	-	(49,491)	(49,491)

Balance, December 31, 2003	3,266,845	250,646	952,469	1,128,632	5,598,592

Additions during year:
Property acquisition	1,503,557	655,009	549,000	271,253	2,978,819

Property exploration
Geological and assays	1,727,346	220,496	88,884	58,781	2,095,507
Drilling	4,442,652	16,800	-	-	4,459,452
Other exploration	446,427	178,220	150,379	6,383	781,409
Taxes and filing fees	1,310,705	45,394	19,744	35,093	1,410,936

Net additions during year	9,430,687	1,115,919	808,007	371,510	11,726,123

Balance, December 31, 2004	$12,697,532	$1,366,565	$1,760,476	$1,500,142	$17,324,715

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

5.

MINERAL PROPERTIES (continued)

Chile

	Regalito	Vizcachitas	Relincho	Total

Balance, December 31, 2002	$ -	$ -	$ -	$ -

Property acquisition	19,255	3,060,816	4,759	3,084,830

Property exploration
Geological and assays	54,280	45,034	49,955	149,269
Other exploration	5,672	236	236	6,144
Taxes and filing fees	26,602	-	-	26,602

Balance, December 31, 2003	105,809	3,106,086	54,950	3,266,845

Property acquisition	269,723	122	1,233,712	1,503,557

Property exploration
Geological and assays	1,554,074	31,977	141,295	1,727,346
Drilling	4,442,652	-	-	4,442,652
Other exploration	394,225	14,717	37,485	446,427
Taxes and filing fees	1,139,069	10,423	161,213	1,310,705

Additions during year	7,799,743	57,239	1,573,705	9,430,687

Balance, December 31, 2004	$7,905,552	$3,163,325	$1,628,655	$12,697,532

(a)

Regalito Property

On October 16, 2003, the Company obtained the right to acquire a 100% interest in the Regalito Property, consisting of 4,158 hectares located in the 3rd region of Chile.  In consideration for the acquisition, the Company will make minimum cash payments aggregating  US$900,000 over an 8 year period as follows:

Committed Minimum Cash Payments	Due Date

US $ 25,000 (paid)	October 16, 2004
US 50,000	October 16, 2005
US 75,000	October 16, 2006
US 100,000	October 16, 2007
US 125,000	October 16, 2008
US 150,000	October 16, 2009
US 175,000	October 16, 2010
US 200,000	October 16, 2011

US $ 900,000

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

5.

MINERAL PROPERTIES (continued)

Should copper prices exceed $1 per pound for an entire calendar year at any time during the 8 year period (as it did during 2004), the Company shall increase the minimum payment to US$200,000 in respect of that year.  After the 8th year of the agreement, should the price of copper exceed $1 per pound for any entire calendar year, the Company must pay advance payments of US$200,000 per year until the commencement of commercial production and thereafter, the Company must pay a net smelter royalty of 1% to 3% depending on the price of copper.

Upon achieving commercial production, should the royalty payment in the first calendar year exceed US$200,000, the Company may deduct from the royalty payment 50% of the amount in excess of US$200,000 and apply this amount against the accumulated advance payments in each succeeding year until the accumulated advance payments have been fully offset.  The Company must also pay certain current and past annual concession maintenance payments in the aggregate of US$53,000 and is also responsible for the payment of all future annual concession maintenance payments on the property.

(b)

Vizcachitas Property

Pursuant to an agreement dated October 28, 2003, the Company acquired 100% of the shares of Compania Minera Vizcachitas Holdings, a company incorporated under the laws of Chile, in consideration for the issuance of 500,000 common shares of the Company (issued in 2003) and 500,000 warrants (issued in 2003) to acquire up to an additional 500,000 common shares at $3.20 per share until December 19, 2007.

In the event the combined value of the shares and the warrants did not exceed $5 million at any time during the 48 month period from the closing date of the agreement, then on expiry of the warrants, the Company was obligated to pay the vendors the difference between the combined value and $5 million.  The obligation ceased upon the value of the shares and warrants exceeding $5 million during fiscal 2004.

Compania Minera Vizcachitas Holdings is the beneficial holder of the Vizcachitas Property, which consists of 19 exploration concessions, located in the 4th region of Chile.

(c)

Relincho Property

Pursuant to an agreement dated December 10, 2003, the Company obtained an option to acquire a 100% interest in the Relincho Property consisting of certain mining rights located in the 3rd region of Chile in consideration of payments in the aggregate of US$6,000,000 payable as follows:

(i)

US$1,000,000 (paid in 2004); and

(ii)

US$5,000,000 on or before January 9, 2007, payable at the Company’s option in cash or shares.

Certain of the mining rights comprising the property are also subject to a 2% net smelter return royalty.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

5.

MINERAL PROPERTIES  (continued)

Peru

	Galeno	Pashpap	Total

Balance, December 31, 2002	$ -	$ -	$ -

Property acquisition	138,035	27,854	165,889

Property exploration
Geological and assays	26,799	21,748	48,547
Other exploration	5,832	5,065	10,897
Taxes and filing fees	11,743	13,570	25,313

Balance, December 31, 2003	182,409	68,237	250,646

Property acquisition	655,009	-	655,009

Property exploration
Geological and assays	123,155	97,341	220,496
Drilling	16,800	-	16,800
Other exploration	158,304	19,916	178,220
Taxes and filing fees	31,309	14,085	45,394

Additions during year	984,577	131,342	1,115,919

Balance, December 31, 2004	$1,166,986	$ 199,579	$1,366,565

(d)

Galeno Property

Pursuant to an agreement dated April 25, 2003 with La Asunción Negociadora Minera SAC (ASUMIN), the Company was granted an option to acquire a 100% interest in the Galeno Copper-Gold Property located in northern Peru. The property consists of 4 mining concessions covering an area of approximately 1,348 hectares.  Consideration for the acquisition is an aggregate of US $2,000,000 in cash payments, payable as follows:

Cash Payments	Due Date

US $ 10,000	Upon signing (paid in 2003)
US 20,000	July 25, 2003 (paid in 2003)
US 50,000	October 25, 2003 (paid in 2003)
US 100,000	April 25, 2004 (paid in 2004)
US 300,000	April 25, 2005
US 400,000	April 25, 2006
US 1,120,000	April 25, 2007

US $ 2,000,000

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

5.

MINERAL PROPERTIES  (continued)

The 2005 to 2007 payments are subject to reductions ranging from 20% to 50% depending on the average price of copper, based on the three month London Metal Exchange average price should the average price of copper be less than $1 per pound.  100% of the 2005 to 2007 payments may be made in shares of LCC.  The payment due on April 25, 2007 may be deferred for up to three years provided payments of US $100,000 (the “penalty payments”) are made at each of April 25, 2007, 2008 and 2009, with 50% of each of those payments being applied against the amount of the deferred payment.

Should the option be exercised, the Company will be required to make bonus payments of US $250,000 upon completion of a positive feasibility study, a further US $250,000 upon commencement of a new mine construction and a final payment of US $1,300,000 one year after the commencement of commercial production.

On February 24, 2004, the Company entered into agreements to acquire all of the shares of two companies which, collectively, own a 100% leasehold interest in the Molino mining concession.  The Molino concession is contiguous to the Galeno concessions and is considered to be an extension of the Galeno property.  Consideration for the acquisition is US$300,000 (paid).  The vendors retain a net profits interest in the property of up to 20% depending upon the timing of production from the concession, which interest will convert to a 1% net smelter royalty should production commence subsequent to December 31, 2006.

(e)

Pashpap Property

The Company owns a 100% interest in 8 copper concessions located in northern Peru.

Argentina

	Taca Taca	San Jorge	Total

Balance, December 31, 2002	$ 57,924	$ -	$ 57,924

Property acquisition	343,235	410,026	753,261

Property exploration
Geological and assays	34,038	33,853	67,891
Other exploration	44,279	-	44,279
Taxes and filing fees	27,495	1,619	29,114

Additions during year	449,047	445,498	894,545

Balance, December 31, 2003	506,971	445,498	952,469

Property acquisition	549,000	-	549,000

Property exploration
Geological and assays	67,479	21,405	88,884
Other exploration	56,243	94,136	150,379
Taxes and filing fees	19,744	-	19,744

Additions during year	692,466	115,541	808,007

Balance, December 31, 2004	$1,199,437	$ 561,039	$1,760,476

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

5.

MINERAL PROPERTIES  (continued)

(f)

Taca Taca Property

Pursuant to an agreement dated October 7, 2002 the Company paid Corriente Resources Inc. US $25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA (“Corriente”).  The Company also incurred legal and consulting fees related to this acquisition.  Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

The purchase price agreed is as follows:

(i)

US $25,000 on closing (paid in 2002);

(ii)

US $25,000 and 100,000 of the Company’s shares on the first anniversary of the agreement date (paid and issued during 2003);

(iii)

100,000 of the Company’s shares on the second and third anniversaries of the agreement date (100,000 shares valued at $549,000 issued in 2004);

(iv)

US $100,000 on the fourth anniversary of the agreement date;

(v)

US $1,000,000 on the fifth anniversary of the agreement date.

The acquisition has been accounted for as an asset purchase.  The property is subject to a 1.5% net smelter returns royalty in favour of eight individuals.

(g)

San Jorge Property

Pursuant to an agreement dated September 3, 2003, the Company acquired 100% of the shares of Minera San Jorge S.A. (“San Jorge”), a company incorporated under the laws of Argentina, in consideration of a cash payment of US$200,000 (paid in 2003) and issuing common shares of the Company valued at US$100,000 (81,875 shares issued in 2003).  San Jorge is the beneficial holder of the San Jorge property, which consists of 2 mining concessions and 44 mining claims (444.6 hectares) located in the Las Heras Department of the Province of Mendoza, Argentina.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

5.

MINERAL PROPERTIES  (continued)

Canada

	Casino	Redstone	Hushamu	OK	Total

Balance, December 31, 2002	$ 55,000	$ 762,565	$ 143,164	$ -	$ 960,729

Property acquisition	104,602	-	1,825	10,000	116,427

Property exploration
Geological and assays	10,435	6,000	13,477	37,185	67,097
Other exploration	-	-	1,169	6,384	7,553
Taxes and filing fees	2,415	27,980	-	2,308	32,703
Recoveries	-	-	-	(6,386)	(6,386)

Net additions during year	117,452	33,980	16,471	49,491	217,394

Write-off	-	-	-	(49,491)	(49,491)

Balance, December 31, 2003	172,452	796,545	159,635	-	1,128,632

Property acquisition	271,253	-	-	-	271,253

Property exploration
Geological and assays	3,759	699	54,323	-	58,781
Other exploration	-	28	6,355	-	6,383
Taxes and filing fees	100	27,980	7,013	-	35,093

Net additions during year	275,112	28,707	67,691	-	371,510

Balance, December 31, 2004	$ 447,564	$ 825,252	$ 227,326	$ -	$ 1,500,142

(h)

Casino Property

The Casino property encompasses 161 mining claims, all of which are subject to a 5% net profits royalty.  A third party has a pre-existing option to purchase 55 of the claims for $1 and a 10% net profits royalty.

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd. the Company acquired an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada.  The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin.  Until it is exercised or it expires, the option can be maintained in good standing by:

(i)

issuing 100,000 shares of the Company on the date its shares are listed for trading on a stock exchange or paying $50,000 cash should the Company not be listed by December 31, 2002 ($50,000 paid in 2002);

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

5.

MINERAL PROPERTIES  (continued)

(ii)

issuing warrants to purchase 100,000 shares of the Company exercisable at a price of  $1.80 per share on or before May 23, 2005 (issued at an ascribed fair value of $104,602 during 2003);

(iii)

issuing warrants to purchase another 100,000 shares of the Company exercisable at a price of $5.80 per share on or before May 21, 2006 (issued at an ascribed fair value of $271,253 on May 21, 2004); and

(iv)

issuing warrants to purchase another 100,000 shares of the Company on May 23, 2005 at the maximum discount price possible, exercisable for a period of two year.

(i)

Redstone Property

The Redstone Property consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

Pursuant to an agreement dated September 24, 2002 with Redstone Resources Inc., a unit of Newmont Mining Corporation, the Company acquired a 100% interest in the Redstone Property by agreeing to pay:

(i)

US $100,000 cash on closing (paid in 2002);

(ii)

US $100,000 cash on March 24, 2003 (paid in 2003);

(iii)

US $300,000 cash on March 24, 2004 (paid in 2004); and

(iv)

A net smelter returns royalty ranging from 3% to 4%, depending on the prevailing commodity price of copper.

A debenture for US $400,000 which bore interest at 0% if payments were made on time, and  at 15% if a payment was late, dated September 24, 2002, secured by the Redstone Property, was issued to Redstone Resources Inc. as security for the Company’s obligations under the agreement.  Upon making the final payment of US $300,000 on March 24, 2004, the debenture was discharged (Note 7).

(j)

Hushamu Property

The Company owns a 100% interest in the Hushamu Property, which consists of  144 mineral claims located on northern Vancouver Island, British Columbia.

(k)

OK Property

Pursuant to an agreement dated April 24, 2003, the Company was granted an option by Eastfield Resources Ltd. (“Eastfield”) to earn an 80% interest in 7 mineral claims located near Powell River, British Columbia.

In January 2004, the Company terminated the option on the property.  An aggregate $49,491 of acquisition and exploration costs were written off as at December 31, 2003.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

6.

RELATED PARTY TRANSACTIONS

(a)

The Company paid or owes $181,700 (2003 - $125,000, 2002 - nil) for management and geological consulting services to a director and a company controlled by a director.  As at December 31, 2004 accrued liabilities include $56,700 (2003 – $5,796) of these fees.

(b)

The Company paid $nil (2003 - $5,000) to a company that employs a former director of the Company for the rental of office premises.

The foregoing related party transactions are recorded at the exchange amount which is the amount of consideration paid or received as established and agreed to between the parties.

7.

PROPERTY PURCHASE OBLIGATIONS

	2004	2003

Balance owing in respect of the acquisition of the Redstone Property (Note 5(i)), secured by a debenture bearing interest at 0% per annum, unless a required payment was late in which case interest at the rate of 15% per annum was to be charged from and after the due date.

- Due March 24, 2004 – US $300,000	$-	$388,950

Less: imputed interest at 7.50% per annum	-	(6,612)

	-	382,338
Less: current portion	-	382,338

	$-	$-

During 2003, the Company recorded a foreign exchange gain of $60,181 on the translation of the balance owing in Canadian dollars.  This gain was reported in the results of operations for the 2003 fiscal year.

8.

SHARE CAPITAL

Pursuant to the guidelines for reverse take-over accounting, the number of shares authorized, issued and outstanding disclosed below are those of LCC.  The dollar amounts ascribed to the shares outstanding represent the value of the outstanding shares of CRS plus the value of LCC shares issued subsequent to the date of completion of the acquisition.

(a)

Authorized

100,000,000 common shares without par value

100,000,000 preferred shares without par value

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

8.

SHARE CAPITAL (continued)

(b)

Issued and outstanding

Common shares:

	Number of Shares	Amount

Share capital of FTV at May 22, 2003	7,687,000	$660,821
One-for-ten share consolidation	(6,918,300)	-

	768,700	660,821

Elimination of FTV capital on application of reverse take-over accounting	-	(660,821)

Share capital of CRS, May 22, 2003	-	6,370,469

Issued to acquire all the outstanding common shares of CRS (Note 3)	8,187,501	333,780

Balance upon completion of reverse takeover	8,956,201	6,704,249

Issued for cash:
Private placement, net of issue costs (Note 8(c)(i))	500,000	470,575

Issued for cash and other consideration
Exercise of options (Note 9(b))
- for cash	10,000	16,500
- fair value of options exercised	-	7,805

Exercise of warrants (Note 10)
- for cash	1,223,375	1,865,063
- fair value of warrants exercised	-	104,602

Issued for mineral properties (Note 5)	681,875	2,426,000
Recognition of compensation expense (Note 8(e))	-	148,000

Balance, December 31, 2003	11,371,451	11,742,794

Issued for cash:
Private placements, net of issue costs (Note 8(c)(ii) and (iii))	2,380,200	10,125,372
Exercise of warrants (Note 10)	1,166,625	1,749,937

Issued for cash and other consideration
Exercise of options (Note 9(b))
- for cash	75,533	120,800
- fair value of options exercised	-	40,144

Issued for mineral property (Note 5(f)(iii))	100,000	549,000
Recognition of compensation expense (Note 8(e))	-	148,000

Balance, December 31, 2004	15,093,809	$24,476,047

Preference Shares:

No preference shares have been issued.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

8.

SHARE CAPITAL  (continued)

(c)

Private Placements

(i)

In conjunction with the completion of its qualifying transaction (Note 1), LCC completed a private placement on May 27, 2003 and issued 500,000 units at a price of $1 per unit for proceeds of $470,575, net of issue costs in the amount of $29,425.  Each unit consisted of one post-consolidated common share and one non-transferable share purchase warrant entitling the holder to purchase one additional post-consolidated common share at a price of $1.50 until May 23, 2005.

(ii)

In January, 2004 the Company completed a private placement and issued 2,030,200 units at a price of $4.25 per unit for proceeds of $8,152,153, net of agent’s fees and other issue costs in the amount of $476,197.  Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.

(iii)

In December, 2004 the Company completed a private placement and issued 350,000 flow-through common shares at a price of $6.10 per share for proceeds of $1,973,219, net of agent’s commissions, fees and other issue costs in the amount of $161,781.

(d)

Shares held in escrow

(i) Issued into escrow on reverse takeover on May 23, 2003 to be released in four instalments of 1,422,000 each in six month intervals commencing May 23, 2003.	5,688,001

(ii) Issued into escrow under a Voluntary Pooling Agreement in November, 2002. One-third of these shares are to be released on each anniversary assuming the recipient shareholders continue to be employed by the Company.	600,000

(iii) Released from escrow - during 2003 - during 2004	(3,044,001) (3,044,000)

Shares held in escrow at December 31, 2004	200,000

(e)

Compensation Expense

Included in the share capital of CRS at May 22, 2003, were 5,060,000 units that were issued during 2002 for nominal consideration of $0.01 per unit.  Each unit consisted of one common share and one-half warrant.  One whole warrant entitles the holder to purchase one additional common share at $1.50 for two years commencing on the date the Company’s shares are publicly traded.  The Company has recorded the issuance of 4,460,000 of these units at their fair value ($0.75) on the date that they were issued.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

8.

SHARE CAPITAL  (continued)

Of the foregoing 5,060,000 units, 600,000 were issued for services to be rendered after issuance.  One-third of these 600,000 units are to be released on each anniversary assuming the recipient shareholders continue to be employed by the Company.  As at December 31, 2004 a total of 200,000 (2003: 400,000) units remain in escrow.  Compensation expense related to these units, in the amount of $148,000 per annum, is recognized evenly over the period that they are held in escrow under the Voluntary Pooling Agreement (Note 8(d)(ii)).

		Compensation Expense

	Units	2004	2003	2002

(i) Units issued for services rendered before issuance of units	4,460,000	$ -	$ -	$3,300,400

(ii) Issued for services to be rendered after issuance. The compensation expense related to the issuance of these units is recognized evenly over the period that they are held in escrow under the Voluntary Pooling Agreement (Note 8(d)(ii))	600,000	148,000	148,000	24,667

(iii) Compensation expense related to options issued to non-employees (Note 9(b))	-	91,817	17,212	-

(iv) Compensation expense related to options issued to employees and directors (Note 9(b))	-	437,813	417,175	-

	5,060,000	$ 677,630	$ 582,387	$3,325,067

9.

STOCK OPTIONS

(a)

Options Outstanding

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

Under the Company’s stock option plan, the board of directors may grant options for the purchase of up to 1,392,443 common shares.  Options granted under the plan vest over time at the discretion of the board of directors.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

9.

STOCK OPTIONS  (continued)

Summary of the Company’s stock options as at December 31, 2004 and 2003 and changes during the years then ended is as follows:

	2004		2003
	Number of Shares	Weighed Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at beginning of year	823,066	$2.06	-	$ -

Assumed in reverse take over (Note 3)	-	-	53,667	1.50
Granted	265,000	7.02	897,533	2.03
Exercised	(75,533)	1.60	(10,000)	1.65
Cancelled	-	-	(118,134)	1.61

Outstanding at end of year	1,012,533	$3.40	823,066	$2.06

At December 31, 2004, the Company has outstanding stock options to purchase an aggregate 1,012,533 common shares of LCC as follows:

Options Outstanding			Options Exercisable
Number of Shares	Expiry Date	Exercise Price	Number of Shares	Exercise Price

22,533	September 5, 2005	$1.50	22,533	$1.50
15,000	June 21, 2006	4.90	15,000	4.90
500,000	June 6, 2008	1.65	400,000	1.65
25,000	August 8, 2008	1.60	25,000	1.60
150,000	October 17, 2008	3.20	100,000	3.20
50,000	December 17, 2008	4.00	50,000	4.00
150,000	April 20, 2009	8.29	25,000	8.29
100,000	December 2, 2009	5.44	70,000	5.44

1,012,533		$3.40	707,533	$2.71

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

9.

STOCK OPTIONS  (continued)

(b)

Stock Based Compensation

	Number of	Fair Value Amount
	Options	Unvested	Vested

Unexercised stock options, December 31, 2002	-	$-	$-
Assumed in reverse takeover (Note 3)	53,667	-	20,000
Granted to non-employees	125,000	79,654	17,212
Granted to employees and directors	772,533	395,600	417,175
Non-employee options exercised	(10,000)	-	(7,805)
Non-employee options cancelled	(90,000)	(70,247)	-
Employee options cancelled	(28,134)	-	(10,485)

Unexercised options, December 31, 2003	823,066	405,007	436,097

Granted to non-employees	65,000	71,872	82,410
Granted to employees and directors	200,000	479,875	215,763
Employee options vested	-	(222,050)	222,050
Non-employee options vested	-	(9,407)	9,407
Employee options exercised	(75,533)	-	(40,144)

Unexercised options, December 31, 2004	1,012,533	$725,297	$925,583

The fair value used to calculate the compensation expense related to the stock options issued to employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003

Weighted average:
Risk-free interest rate	3.04%	3.06%
Expected dividend yield	-	-
Expected stock price volatility	90%	94%
Expected option life in years	2	2

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

10.

WARRANTS

The following summarizes warrant activity during 2004 and 2003:

	Number of
	Warrants	Fair Value

Balance, December 31, 2002	-	$-
Acquired in reverse takeover (Note 3)	5,657,500	-
Issued in private placement (Note 8(c)(i))	500,000	-
Issued on acquisition of Casino Property option (Note 5(h)(ii))	100,000	104,602
Issued on acquisition of the Vizcachitas Property (Note 5(b))	500,000	1,072,220
Warrants exercised during the year	(1,223,375)	(104,602)

Balance, December 31, 2003	5,534,125	1,072,220
Issued in private placement (Note 8(c)(ii))	1,015,100	-
Issued on acquisition of Casino Property option (Note 5(h)(iii))	100,000	271,253
Warrants exercised during the year	(1,166,625)	-

Balance, December 31, 2004	5,482,600	$1,343,473

The fair value of the warrants has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003

Weighted average:
Risk-free interest rate	2.89%	3.03%
Expected dividend yield	-	-
Expected stock price volatility	85%	71%
Expected warrant life in years	2	2

At December 31, 2004, the Company has outstanding warrants to purchase an aggregate 5,482,600 common shares of LCC as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2003	Issued	Exercised	Expired/ Cancelled	Outstanding at December 31, 2004

$1.50	May 23, 2005	4,659,125	-	(1,091,625)	-	3,567,500
$1.50	May 23, 2005	375,000	-	(75,000)	-	300,000
$3.20	December 19, 2007	500,000	-	-	-	500,000
$5.50	January 8, 2006 *	-	1,015,100	-	-	1,015,100
$5.80	May 21, 2006	-	100,000	-	-	100,000

$2.47		5,534,125	1,115,100	(1,166,625)	-	5,482,600

*

On February 17, 2005, the expiry period of these warrants was shortened to March 17, 2005 pursuant to a provision entitling the Company, upon giving notice, to reduce the exercise period should the closing price of the Company’s common shares be at least $7.00 per share for ten consecutive days.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

11.

SUPPLEMENTAL CASH FLOW INFORMATION

	Cumulative Period from Inception to December 31, 2003	2004	2003	2002

Significant non-cash financing and investing activities

Warrants issued for mineral property payments	$1,448,075	$271,253	$1,072,220	$ -
Common shares issued for mineral property payments	2,975,000	549,000	2,426,000	-

Shares issued for subscriptions receivable	600,000	-	-	600,000
		-
Shares and warrants issued in reverse takeover	333,780	-	333,780	-

Options assumed in reverse takeover	20,000	-	20,000	-

12.

COMMITMENT

The Company leases office premises for a five year period to March 31, 2008.  The cost of the entire premises is shared primarily between the Company and a company related by a common director.  The Company’s proportionate share of minimum annual rental payments under this arrangement is approximately $18,000.

13.

SEGMENTED DISCLOSURE

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for certain of its mineral properties, as disclosed in Note 5, and certain equipment with a net book value of $10,962 located in Chile.

The Company operates in two geographical segments:  Canada and South America.  Corporate administrative activities are conducted from Canada.  The income and expenses for the years ended December 31, 2004, 2003 and 2002 and the assets at the end of those years identifiable to these segments are as follows:

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

13.

SEGMENTED DISCLOSURE  (continued)

	Canada	South America	Total
Year ended December 31, 2004
Interest income			$80,226
Corporate expenses			(2,056,129)
Net loss for the year			$(1,975,903)

Mineral exploration segment assets	$1,500,142	$15,824,573	$17,324,715
Corporate assets			3,345,664

Total assets			$20,670,379

	Canada	South America	Total
Year ended December 31, 2003
Mineral property costs written off	$(49,491)	$-	$(49,491)
Geographical segment loss	$(49,491)	$-	(49,491)

Interest income			46,141
Corporate expenses			(1,253,224)
Net loss for the year			$(1,256,574)

Mineral exploration segment assets	1,128,632	4,469,960	$5,598,592
Corporate assets			3,564,002

Total assets			$9,162,594

	Canada	South America	Total
Year ended December 31, 2002
Corporate expenses			$(3,356,101)
Net loss for the year			$(3,356,101)

Mineral exploration segment assets	$960,729	$57,924	$1,018,653
Corporate assets			2,942,183

Total assets			$3,960,836

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

14.

INCOME TAX

As at December 31, 2004, the Company has non-capital losses of approximately $2,503,000 which may be applied against future income for income tax purposes.  The potential future tax benefits of these losses have not been recorded in these financial statements.  The losses expire as follows:

2014	$1,158,400
2011	386,100
2010	760,000
2009	132,600
2008	47,400
2007	18,500

$2,503,000

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2004	2003	2002

	35.62%	37.62%	39.62%

Income tax benefit computed at Canadian statutory rates	$ 703,817	$472,507	$ 1,329,692
Foreign tax rates different from statutory rate	(14,902)	(440)	-
Stock based compensation	(241,372)	(219,094)	(1,317,392)
Other differences	63,245	(30,252)	63,698
Unrecognized tax losses	(510,788)	(222,721)	(75,998)

	$ -	$ -	$ -

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.   Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003	2002

Future income tax assets
Temporary differences in assets	$5,248	$100,412	$-
Net tax losses carried forward	928,240	341,406	76,326

	933,488	441,418	76,326
Valuation allowance for future income tax assets	(933,488)	(441,418)	(76,326)

Net future income tax assets	-	-	-
Future income tax liabilities	-	-	-

Future income tax assets, net	$-	$-	$-

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

14.

INCOME TAX  (continued)

Flow-through expenditures

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares.  A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  In December, 2004 the Company raised $2,135,000 from the issuance of flow-through shares (Note 8(c)(iii)).  As at December 31, 2004 no expenditures have been made and the Company is obligated to spend this amount on qualified mineral exploration expenditures in fiscal 2005.  The future income tax liability that will arise on future renunciation of these flow-through expenditures is estimated to be approximately $760,000.

15.

FINANCIAL INSTRUMENTS

The Company has various financial instruments including cash, receivables, and payables and accruals and mineral property purchase obligations.  The fair value of all financial instruments approximates their recorded amounts.

16.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America (“U.S. GAAP”), as described below.

(a)

Mineral Property Expenditures

Under Canadian GAAP, it is acceptable to defer both mineral property acquisition and exploration costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Company is unlikely to pursue exploration activities on the property.  Under U.S. GAAP, mineral exploration costs are expensed when incurred until it can be proven that economically viable reserves are present on the property and the Company has the ability and intention to pursue exploitation of these reserves.

During the second quarter of 2004, the Company changed its accounting policy, prospectively from April 1, 2004, with respect to mineral use rights to reclassify them from intangible to tangible assets.  This change was made as a result of deliberations by the Financial Accounting Standards Board’s (“FASB”) Emerging Issues Task Force (“EITF”) at its March 17-18, 2004 meeting, subsequently approved by FASB, which concluded mining rights should be classified as tangible assets.  Prior to this change in accounting policy, the Company had recorded mineral rights as intangible assets on its consolidated balance sheet as purchased undeveloped mineral interests and amortized the excess of the carrying value over the residual value on a straight-line basis over the period that it expected to convert,

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

16.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

develop or further explore the underlying properties. Due to this change in accounting policy, the Company has ceased amortization of the excess of the carrying over the residual value of these assets and account for them according to its accounting policy for property, plant and equipment.  If this change had been adopted retroactively January 1, 2003, it would have decreased the Company’s U.S. GAAP net loss for 2003 by $200,110 (2002: $37,875).

(b)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2004, 2003 and 2002 and for the period from inception on October 3, 2001 to December 31, 2001.

(c)

Flow-through shares

Under Canadian income tax legislation, corporations are permitted to issue shares whereby the corporation agrees to incur qualifying expenditures as defined under the Canadian Income Tax Act, and renounce the related income tax deductions to the investors.

Canadian GAAP treatment of flow-through shares changed during 2004.  Before March 2004, the funds received through the issuance of flow-through shares were recorded as share capital.  Once the qualifying expenditures were made, the carrying values of both the unproven mineral property and the share capital were reduced by the amount of the tax benefit renounced, calculated at the Company’s effective tax rate.  As the Company’s effective tax rate was 0% for 2004, 2003 and 2002, and because the Company did not issue any flow-through shares before March, 2004, no adjustment of this nature was required.

In March, 2004, the Canadian Institute of Chartered Accountants (“CICA”) released EIC – 146 “Flow-Through Shares”, which requires the future income tax liability resulting from the timing differences on exploration expenditures renounced to investors and the resulting draw down of such future income tax liability be recorded as a credit to income upon renunciation of the exploration expenditures by the Company.  EIC – 146 is effective for all flow-through share transactions initiated after March 19, 2004.

Canadian GAAP does not require a separate allocation of the amount of funds received by the Company attributable to the flow-through feature at the time of issue.  Also, in the absence of a specific restriction or requirement for the funds to be held in a separate bank account, Canadian GAAP permits funds which are to be spent within the current period to be included with cash and cash equivalents for purposes of classification on the balance sheet and statement of cash flows.  Adequate disclosure of the commitment to incur qualifying expenditures and renounce the related tax deductions is required under Canadian GAAP.

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

16.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

U.S. GAAP requires the premium or discount from the market trading price at the time an irrevocable agreement to issue the flow-through shares exists, to be accounted for separately on the balance sheet.  At the time the expenditures are renounced, the previously recorded premium or discount is reversed and offset against the tax provision on the income statement, and the deferred income tax liability on the balance sheet recorded.  Also notwithstanding whether there is a specific requirement to segregate the funds, the flow-through share funds which are unexpended at the balance sheet date are considered to be restricted and are not considered to be cash or cash equivalents under United States GAAP.

Had the Company followed U.S. GAAP, the effect on its financial statements of the foregoing differences are set out below.

Consolidated Balance Sheets	December 31, 2004	December 31, 2003
Assets under Canadian GAAP	$20,670,379	$9,162,594
Amortization of mineral interests under U.S. GAAP	(237,985)	(237,985)
Mineral exploration costs expensed under U.S. GAAP	(9,216,837)	(469,533)

Assets under U.S. GAAP	$11,215,557	$8,455,076

Liabilities under Canadian GAAP	$504,103	$514,407
Flow-through income tax liability	272,450	-

Liabilities under U.S. GAAP	$776,553	$514,407

Shareholders’ equity, under Canadian GAAP	$20,166,276	$8,648,187
Amortization of mineral interests under U.S. GAAP	(237,985)	(237,985)
Mineral exploration costs expensed under U.S. GAAP	(9,216,837)	(469,533)
Flow-through income tax liability	(272,450)	-

Shareholders’ equity, under U.S. GAAP	$10,439,004	$7,940,669

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

16.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Consolidated Statements Of Operations	For the Period from Inception (October 3, 2001) to December 31, 2003	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
Loss for the period, under Canadian GAAP	$(6,589,312)	$(1,975,903)	$(1,256,574)	$(3,356,101)
Amortization of mineral interests under U.S. GAAP	(237,985)	-	(200,110)	(37,875)
Mineral exploration costs expensed under U.S. GAAP	(9,216,837)	(8,747,304)	(469,533)	-

Loss for the period, under U.S. GAAP	$(16,044,134)	$(10,723,207)	$(1,926,217)	$(3,393,976)

Consolidated Statements Of Cash Flows	For the Period from Inception (October 3, 2001) to December 31, 2003	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002
Cash flows used in operating activities, under Canadian GAAP	$(1,689,477)	$(1,128,284)	$(564,425)	$3,966
Increased loss due to mineral exploration costs expensed under U.S. GAAP	(9,216,837)	(8,747,304)	(469,533)	-
Reclassification of funds to be expended on mineral exploration	(2,135,000)	(2,135,000)	-	-
Flow-through income tax liability	272,450	272,450	-	-

Cash flows used in operating activities, under U.S. GAAP	$(12,768,864)	$(11,738,138)	$(1,033,958)	$3,966

Cash flows from financing activities, under Canadian GAAP	$16,808,851	$11,613,771	$2,482,455	$2,711,891
Flow-through income tax liability	(272,450)	(272,450)	-	-

Cash flows from financing activities, under U.S. GAAP	$16,536,401	$11,341,321	$2,482,455	$2,711,891

Cash flows used in investing activities, under Canadian GAAP	$(13,967,155)	$(12,862,821)	$(728,272)	$(382,674)
Mineral exploration costs expensed under U.S. GAAP	9,216,837	8,747,304	469,533	-
Funds to be expended on mineral exploration	2,135,000	2,135,000	-	-

Cash flows from investing activities, under U.S. GAAP	$(2,615,318)	$(1,980,517)	$(258,739)	$(382,674)

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

16.

DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES  (continued)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets:  Impairment and Business Combinations”.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004.  The Company believes this will have no import on the Company’s financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation.  SFAS 123(R) supersedes APB Opinion No. 24, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement  of Cash Flows.  Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123.  However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  Pro forma disclosure is no longer an alternative.  As the Company currently uses the fair value method to account for all stock option grants, SFAS 123(R) will have no effect on the Company’s financial statements as presented herein.

In June 2004, the FASB issued an interpretation of SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No.143”).  This interpretation clarifies the scope and timing of liability recognition for conditional asset retirement obligations under SFAS No. 143 and is effective no later than the end of Fiscal 2005.  The Company has determined that this interpretation, and the adoption of SFAS No. 143, will not have a material impact on the Company’s condensed consolidated results of operations, financial position or cash flows.

In December 2004, the FASB issued SFAS 153.  This Statement addresses the measurement of exchanges of nonmonetary assets.  The guidance in APB No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This Statement will be effective for the Company’s 2006 fiscal year.  Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued.  Management believes this Statement will have no impact on the financial statements of the Company once adopted.

17.

SUBSEQUENT EVENTS

(a)

Proposed Reorganization

The Company proposes to reorganize into four separate companies by way of a statutory plan of arrangement.  The proposed reorganization contemplates a structure as described in the following:

LUMINA COPPER CORP.

(An Exploration Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

17.

SUBSEQUENT EVENTS  (continued)

  The existing company will be renamed Regalito Copper Corp. and will hold the Regalito property (Note 5(a)).

  Northern Peru Copper Corp. will hold the Galeno and Pashap properties (Notes 5(d) and (e)).

  Continental Copper Corp. will hold the Vizcachitas, Relincho, Taca Taca and San Jorge properties (Notes 5(b), (c), (f) and (g)).

  Lumina Resources Corp. will hold the Casino, Redstone and Hushamu properties (Notes 5(h), (i) and (j)).

Under the proposed reorganization, shareholders of record for a shareholder’s meeting expected to be held in late April or May, 2005 will receive one new share of the three new companies for each share held in the existing company, in addition to their existing shareholdings.

The proposed reorganization is subject to court, shareholder and regulatory approval.

(b)

Property acquisition

Pursuant to a letter agreement dated February 3, 2005, the Company obtained an option to acquire a 100% interest in 54 mineral claims located on Vancouver Island, British Columbia, Canada in consideration of cash payments in the aggregate of $200,000, payable over a three year period ($20,000 paid).  Should a production decision be made, an additional $800,000, payable in cash or in shares of the Company, will be paid to the optionor.  The mineral claims comprise 14,600 hectares surrounding the Company’s Hushamu Property (Note 5(j)).

As additional consideration for this option, the Company granted the right to the optionor to explore and exploit the Hushamu claims for non-metallic industrial minerals, subject to the Company’s right to terminate such activities should such right conflict with the Company’s plans for the property.

(c)

Issuance of securities

(i)

In January and February, 2005, the Company issued a total of 3,816,350 common shares pursuant to the exercise of warrants at prices ranging from $1.50 to $5.80 per share for total proceeds of $7,339,925 and also issued 92,533 common shares pursuant to the exercise of options at prices ranging from $1.50 to $4.00 per share for total proceeds of $196,300.

(ii)

In January, 2005, the Company issued 20,000 common shares to a consultant and two directors for fees accrued for as at December 31, 2004.

(iii)

In January, 2005, the Company granted options to purchase up to 20,000 common shares to an officer, exercisable at a price of $5.67 per share to January 27, 2010.  Options granted to an officer to purchase up to 50,000 common shares, exercisable at a price of $8.29 per share to April 20, 2007, were cancelled.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

Lumina Copper Corp. ("Lumina" or the "Company") is a resource exploration company with a focus on developing and advancing copper exploration projects in North and South America.   Lumina's head office is located in Vancouver, Canada.  Until July 13, 2004, the Company's common shares traded on the TSX Venture Exchange under the symbol "LUM".  On July 13, 2004, the Company's common shares were delisted from the TSX Venture Exchange and on July 14, 2004, the Company's common shares commenced trading on the Toronto Stock Exchange ("TSX") under the symbol "LCC".  On May 10, 2004, the Company's common shares commenced trading on the American Stock Exchange ("AMEX") under the symbol "LCC".

This management's discussion and analysis ("MD&A") focuses on significant factors that affected Lumina Copper Corp. and its subsidiaries (collectively "Lumina" or "the Company") during the year ended December 31, 2004 and to the date of this report.  The MD&A supplements, but does not form part of, the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2004.  Consequently, the following discussion and analysis should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 and the notes thereto. All amounts presented in this MD&A are in Canadian dollars unless otherwise indicated.

The information in the MD&A may contain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set forth below.

Proposed Reorganization

On February 2, 2005, Lumina announced its intention to proceed with a reorganization of the Company, by way of a statutory plan of arrangement, which will have the result of dividing its present mineral resource assets amongst four separate public companies:  Lumina, Northern Peru Copper Corp. ("Norco"), Global Copper Corp. ("Global") and Lumina Resources Corp. ("Lumco").

The proposed reorganization contemplates a structure as described in the following:

  The existing company will be renamed Regalito Copper Corp. and will hold the Regalito property.

   Norco will hold the Galeno and Pashpap properties.

  Global will hold the Relincho, Vizcachitas, Taca Taca and San Jorge properties.

  Lumco will hold the Casino, Redstone and Hushamu properties.

Under the proposed reorganization, on the effective date of the reorganization shareholders will receive one new share of the three new companies for each share held in the existing company, in addition to their existing shareholdings.

The proposed reorganization is subject to court, shareholder and regulatory approval.

Significant Events, Transactions and Activities on Mineral Properties

In order to better understand Lumina's financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which had occurred during

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

the year ended December 31, 2004 and to the date of this MD&A.  Activity during fiscal 2004 was primarily focused on a drilling program at Lumina's Regalito property.

CHILE

Regalito Property

In February 2004, the Company initiated a drilling program at the Regalito property.  The program was completed by the end of October and consisted of approximately 32,189 meters of drilling in 114 core and reverse circulation holes.  The primary purpose of the program was to delineate the extent of the copper oxide and supergene enrichment zones within the deposit.  Based upon the drilling completed by Lumina and that completed by previous operators, a mineral resource estimate, compliant with National Instrument 43-101, was compiled by an independent Qualified Person and audited by AMEC.  The mineral resource, details of which are contained within a Technical Report completed by AMEC and filed on SEDAR (www.sedar.com), estimates measured and indicated resources of 628 million tonnes grading 0.43% copper and inferred resources of 131 million tonnes grading 0.41% copper, at a cutoff grade of 0.25% copper.

Since initiating the Regalito work program, the Company has spent approximately US$6 million advancing the property.  This work has included: the drill program to delineate the resource; a metallurgical test program that to date has completed leachability test work on all of the drill assays, bottle roll testing to confirm leachability and a preliminary leaching facility layout study has been completed with the assistance of Vector Engineering.

The 2005 work program will focus on evaluating the economic viability of a large scale mining and leaching operation at Regalito.  Metallurgical test work is ongoing, with the bulk column-testing program that began in January 2005 and will run for most of the year.  A Prefeasibility Study, managed by Hatch (Chile), to evaluate the viability of a mining operation producing approximately 150,000 tonnes per year of copper cathode will commence during the second half of the year as data from the bulk column testing becomes available.

Relincho Property

The Company did not complete any major exploration program at Relincho in 2004.  The work program on the property comprised an internal mineral resource estimate on the oxide mineralization at the property, a preliminary economic evaluation, with the assistance of AMEC, on the viability of developing a mining operation at the property and a small geophysics program.

Currently there are no plans in place to conduct any exploration on the property in 2005.

Vizcachitas Property

No exploration work was conducted on the Vizcachitas Property during 2004 and there are, currently, no plans to conduct any exploration work on the property in 2005.

PERU

Galeno Property

In March 2004, Lumina acquired the Molino concession that borders the Company's Galeno concession.  The Molino concession contains extensions to the Galeno copper/gold porphyry.  The Company conducted no significant exploration on the property in 2004.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

In 2005 Lumina plans to conduct an exploration-drilling program at Galeno.  The size and budget for the program will be dictated by the results received from the initial drilling.  The program is planned to begin in May.

Pashpap Property

The Company completed no significant exploration work on the property in 2004 and currently has no plans to conduct exploration on the property in 2005.

ARGENTINA

Taca Taca Property

Lumina did not complete any significant exploration work at the property in 2004.  Small regional geophysical, relogging and surface sampling programs were completed.  There are no plans to conduct any exploration on the property in 2005.

San Jorge Property

No exploration work was conducted on the property in 2004.  There are no exploration programs currently planned for 2005.

CANADA

Casino Property

No exploration work was conducted at Casino during 2004 and no work is planned for 2005.

Redstone Property

No exploration work was conducted at Redstone during 2004.  The company is currently evaluating the merits of conducting an exploration program on the property during the summer of 2005.

Hushamu Property

No exploration work was conducted on the property in 2004.  Maintenance work on preserving the core was completed during the 4th quarter and a preliminary economic evaluation, with the assistance of AMEC was completed during the year.  In 2005, the Company plans on conducting a detailed regional exploration program that will lead to an exploration-drilling program in the second half of the year.

Financial Results From Operations

The Company incurred a net loss of $1,975,903 for the year ended December 31, 2004 compared to a net loss of $1,256,574 for the year ended December 31, 2003.  This increase of $719,329 is a result of a full year of operations. Lumina was formed on May 23, 2003 pursuant to the reverse take-over of First Trimark Ventures Inc. by CRS Copper Resource Corp.  Consequently, the expenses for fiscal 2003 were not representative of a full year of comparative operations and all expenditures for fiscal 2004 were significantly higher than expenditures incurred during fiscal 2003.  In addition, the Company incurred significant legal, audit and regulatory expenses in connection with its listings on the TSX and AMEX Exchanges, which expenses will not be recurring.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

The Company's general and administrative expenses for the year ended December 31, 2004 were $1,955,287 compared to $1,287,848 for the year ended December 31, 2003.

Significant expenditures were incurred in fiscal 2004 for investor relations and corporate development activities, as well as for legal, audit and regulatory fees.  Investor relations and corporate development activities were incurred in connection with the Company's attendance and participation at trade shows and conferences, the preparation of trade show material and publications and other activities to increase awareness about the Company, its properties and its activities amongst Canadian and United States based fund managers and investors.  These services were performed by Company personnel as well as professional contractors.  Legal, audit and regulatory fees increased by approximately $189,000, due to the Company acquiring listings for its common shares on the TSX and AMEX Exchanges.

During 2004, the Company recorded stock-based compensation of $529,630 in connection with incentive stock options that vested during the year and $148,000 in connection with Founders' Units, for an aggregate expense of $677,630 (2003 - $582,387).  Included in the share capital of CRS at May 22, 2003, were 600,000 Founders' Units that were issued into escrow under a Voluntary Pooling Agreement ("VPA Founders' Units").  These units are released from escrow on the basis of one-third per year commencing November 22, 2002.  The compensation expense related to the VPA Founders' Units, recorded at their fair value of $0.75 per unit less the nominal consideration of $0.01 per unit received, is recognized evenly over the period that these units are released from escrow under a Voluntary Pooling Agreement.

Interest income of $80,226 (2003 - $46,141) was earned during fiscal 2004; the increase was due to Lumina having higher cash reserves throughout the 2004 fiscal year than during 2003.  No property costs were written-off in fiscal 2004.  In 2003, the Company wrote off costs incurred on the OK Property, in the amount of $49,491, pursuant to the termination of an option on the property.

The financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended December 31, 2004.  These accounting policies have been applied consistently for the year ended December 31, 2004.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

	Year Ended	Year Ended	Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002

Revenue	$-	$-	$-
General & administration expenses	1,955,287	1,287,848	3,358,657
Other income (expenses)	(20,616)	31,274	2,556
Loss for the year	(1,975,903)	(1,256,574)	(3,356,101)

Working capital	2,782,864	3,010,783	2,423,200

Properties:
Acquisition and deferred exploration cost	17,324,715	5,598,592	1,018,653

Equipment	58,697	38,812	9,000

Shareholders' equity:
Share capital	24,476,047	11,523,003	6,370,469
Contributed surplus	10,485	10,485	-
Unexercised stock options	925,583	436,097	-
Warrants	1,343,473	1,292,011	-

Deficit	(6,589,312)	(4,613,409)	(3,356,835)

Basic and diluted loss per share	(0.16)	(0.21)	(0.41)

The table below sets out the quarterly results for the past 7 quarters.  Results for the periods prior to June 30, 2003 (prior to the completion of the RTO with CRS Copper Resource Corp. on May 23, 2003) have not been presented as the information is not considered meaningful.

Three months ended:	Dec. 31, 2004	Sep. 30, 2004	Jun. 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sep. 30, 2003	Jun. 30, 2003
Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -
General & administrative expenses	809,841	339,447	544,725	261,274	796,025	209,910	154,395
Other income (expenses)	3,768	(70,299)	38,089	7,826	27,638	(12,222)	3,739
Loss for the period	(806,073)	(409,746)	(506,636)	(253,448)	(768,387)	(222,132)	(150,656)
Basic and diluted loss per share	(0.07)	(0.03)	(0.04)	(0.02)	(0.08)	(0.02)	(0.04)

Critical Accounting Policies

The accounting policies described below are in accordance with Canadian GAAP, which differ in certain practices to U.S. GAAP.  The reader is directed to the Note 16 of the consolidated financial statements for the year ended December 31, 2004 for a comparison and a reconciliation of the differences between Canadian and U.S. GAAP.

Accounting policies of most significance to Lumina relate to its policies for accounting for mineral property costs and for the recognition of stock-based compensation.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

Mineral property costs

The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

During the year, the capitalized costs are reviewed on a property by property basis to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Stock based compensation

The Company follows the fair value method for recording stock-based compensation.  Fair value is estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options or other stock awards.

Liquidity and Capital Resources

As at December 31, 2004 the Company had cash and cash equivalents of $1,092,038 and working capital of $2,782,864, compared to cash and cash equivalents of $3,469,372 and working capital of $3,010,783 at December 31, 2003.  Included in working capital at December 31, 2004 is $2,135,000 of cash which was raised pursuant to the issue of flow-through shares.  These funds are committed for expenditure on qualified Canadian mineral exploration expenditures.  Other working capital items include receivables of $17,449, prepaid expenses of $42,480 and current liabilities of $504,103.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

The Company has no long-term debt obligations.

For the year ended December 31, 2004, the Company spent $1,128,284 (2003 - $564,425) on operating activities on a cash basis.  Cash provided by financing activities totalled $11,613,771, which consisted of cash received from the issuance of common shares during the year of $11,996,109 less the payment of the remaining obligation on the Redstone property of $382,338.  Cash used in investing activities totalled $12,862,821, consisting of $33,749 for the purchase of equipment, $10,694,072 expended for mineral property expenditures and the committed flow-through funds of $2,135,000.  Of the amount spent on mineral property expenditures, a total of $7,799,743 was expended on the Regalito property, on which a significant drilling program was conducted.

The capital requirements of the Company are met primarily by equity proceeds.  In January, 2004, the Company completed a private placement consisting of 2,030,200 units issued at a price of $4.25 per unit.  The Company received proceeds of $8,152,153, net of agent's fees and other issue costs in the aggregate of $476,197.  Each unit consisted of one common share and one-half share purchase warrant with each whole warrant exercisable to acquire one additional common share at a price of $5.50 to January 8, 2006.  The net proceeds of the financing were used to fund current projects and for general working capital purposes.

In December, 2004 the Company completed a private placement and issued 350,000 flow-through common shares at a price of $6.10 per share for proceeds of $1,973,219, net of agent's commissions, fees and other issue costs in the amount of $161,781.  As discussed above, the Company is obligated to expend the gross proceeds from this financing, of $2,135,000, on qualified Canadian mineral property expenditures.

During 2004, the Company also issued 1,166,625 common shares for cash proceeds of $1,749,937, pursuant to the exercise of warrants, and issued 75,533 common shares for cash proceeds of $120,800, pursuant to the exercise of options.

Subsequent to December 31, 2004 and to the date of this report, the Company has issued an additional 5,215,133 common shares for cash proceeds of $13,220,600, pursuant to the exercise of warrants and options.

Based on the Company's working capital at December 31, 2004 of $2,782,864 and the $13,220,600 of funds raised subsequent to the year end, management believes that the Company's liquid assets are sufficient to achieve the Company's planned corporate and administrative expenses for the ensuing year.

Share Capital

Issued and outstanding common shares as at December 31, 2004 was 15,093,809.  Subsequent to December 31, 2004 and to the date of this report, the Company issued 5,215,133 common shares pursuant to the exercise of warrants and options, 20,000 common shares for fees accrued to management and 100,000 shares in connection with its acquisition of the Taca Taca Property.  The total issued and outstanding common shares as at March 21, 2005 was 20,428,942.

At December 31, 2004, the Company had options outstanding for the acquisition of 1,012,533 common shares having a weighted average exercise price of $3.40 per share.  Subsequent to the year end, the Company issued options to acquire 20,000 common shares and cancelled options to acquire 50,000 common shares.  As well, options were exercised for the acquisition of 92,533 common shares.  As at March 21, 2005, the Company had outstanding options for the acquisition of up to  890,000 common shares having a weighted average exercise price of $3.31 per share.

As at December 31, 2004, the Company had warrants outstanding for the acquisition of 5,482,600 warrants having a weighted average exercise price of $2.47 per share.  Subsequent to the year end, a total of 5,122,600 warrants were exercised.  The Company also issued warrants to acquire 100,000 common shares at a price of $9.22 per share in connection with its acquisition of the Casino property.  As at March 21, 2005 the Company had warrants outstanding for the acquisition of up to 460,000 common shares having a weighted average exercise price of $3.15 per share.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

Related Party Transactions

The Company paid or owes $181,700 (2003 - $125,000) for management and geological consulting services to a director and a company controlled by a director.  As at December 31, 2004 accrued liabilities include $56,700 of these fees.

Risks and Uncertainties

The following risks relate specifically to the Company's business and should be considered carefully.  The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)

The Company's limited operating history makes it difficult to evaluate the Company's current business and forecast future results

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(2)

The mineral properties of the Company are in the exploration stage only and consequently exploration of the Company's mineral properties may not result in any discoveries of commercial bodies of mineralization

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations.  Mineral exploration involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.  Exploration of the Company's mineral exploration may not result in any discoveries of commercial bodies of mineralization.  If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

(3)

Maintaining current copper prices for a sustained period of time will be required in order to render the Company's current mineral properties economically viable.

The cornerstone of the Company's strategy was to acquire and hold non-economic properties containing ore and await higher metal prices to render those properties of higher value.  The rise in the copper price has potentially made some of the Company's projects economically viable.  However, higher copper prices will need to be maintained for a sustained period of time in order to render the Company's current mineral properties economically viable.  In the event higher mineral prices are not maintained for a sustained period of time in order to render the Company's properties economically viable the Company's economic prospects will significantly suffer and the Company will be forced to look for other exploration projects or cease operations.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

(4)

The Company has no significant source of operating cash flow and failure to generate revenues in the future could cause the Company to go out of business

As none of the Company's mineral properties currently have mineralization reserves the Company has no revenues from operations. The Company has limited financial resources. The Company's ability to achieve and maintain profitability and positive cash flow is dependent upon the Company's:

  ability to locate a profitable mineral property;

  ability to generate revenues; and

  ability to reduce exploration costs.

Based upon current plans, the Company expects to incur operating losses in future periods.  This will happen because there are continuing expenses associated with the holding and exploration of the Company's mineral properties.  The Company may not be successful in generating revenues in the future.  Failure to generate revenues could cause the Company to go out of business.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution.  Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations.  Any such indebtedness could contain covenants, which would restrict the Company's operations.  The Company does not plan on entering into any debt obligations in the next twelve months.

(5)

The possibility of any of the Company's mineral properties ever having ore reserves is extremely remote

The Company has no known ore reserves. The possibility of any of the Company's mineral properties ever having ore reserves is extremely remote and any funds spent on exploration will probably be lost.  The Company's success depends upon finding and developing an ore reserve.  If the Company does not find an ore reserve containing copper, precious or non-precious metals, either because it does not have the money to do so or because it is not economically feasible to do it, the Company will cease operations.

(6)

Government expropriation or regulation may prevent or restrict mining of any of the Company's mineral deposits

Even if the Company's mineral properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits.  Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

(7)

The Company has no history of generating revenues and the continuing failure to generate revenues could cause the Company to cease operations

The Company has no history of pre-tax profit.  None of the Company's mineral properties have ore reserves.  The Company sustained operating losses for each of the fiscal years ended December 31, 2004, 2003, 2002 and 2001 of $1,975,903, $1,256,574, $3,356,101 and $734 respectively.  The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing.  The Company may not be successful in generating revenues or raising capital in the future.  Failure to generate revenues or raise capital could cause the Company to cease operations.

(8)

Seven of the Company's mineral properties are in foreign countries and as such that portion of Company's business may be exposed to various levels of political, economic and other risks and uncertainties

Seven of the Company's mineral properties are located in Argentina, Chile and Peru.  As a portion of the Company's business is carried on in a number of foreign countries it is exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest.  Peru, Chile and Argentina's status as developing countries may make it more difficult for the Company to obtain any required exploration financing for its Peruvian, Chilean and Argentinean projects.

Changes, if any, in mining or investment policies or shifts in political attitude in Peru, Chile or Argentina may adversely affect the Company's operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalisation, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations.

(9)

There are risks relating to an uncertain or unpredictable political environment in Argentina Chile and Peru which may affect the Company's operations in that country

Some of the Company's mineral properties are located in Argentina Chile and Peru.  There are risks relating to an uncertain or unpredictable political environment in Argentina and Chile. In the short term, significant macroeconomic instability in the region is expected to negatively impact on the business environment and may lead to longer term negative changes in the national approach taken to ownership by foreign companies of natural resources. Argentina recently suffered severe economic difficulties including significant currency devaluation.

In response to the political and economic instability in Argentina, in January 2002 the Argentinean government announced the abandonment of the one-to-one peg of the Argentina peso to the US dollar. During the economic

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

 crisis Argentina defaulted on foreign debt repayments and, from November 2002 to January 2003 Argentina defaulted on the repayment on a number of official loans to multinational organizations. In January 2003, the International Monetary Fund agreed to reschedule certain debt owned by Argentina and approved a short term credit line to repay debts to multinational organizations that could not be postponed.

There is the risk of political violence and increased social tension in both Argentina and Peru as a result of the economic crisis in Argentina and because both countries have experienced increased civil unrest, crime and labour unrest.  Roadblocks by members of the local communities, unemployed people and unions can occur on most national and provincial routes without notice.  Civil disruptions may become more frequent if the economic situation in Argentina and Peru continues to deteriorate.

(10)

As the Company is a Canadian company it may be difficult for U.S. shareholders of the Company to effect service on the Company or to realize on judgements obtained against the Company in the United States

The Company is a Canadian corporation. All of its directors and all but one of its officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws.  If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company's non-U.S. resident executive officers or directors.  Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers.  Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company's non-U.S. resident executive officers or directors.

(11)

The mineral exploitation industry is intensely competitive in all its phases and the Company competes with many companies possessing greater financial resources and technical facilities than itself

The mineral exploitation industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.  In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

 of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital.  As the Company is in the exploration stage, the above factors have had no material impact on operations or income.  It is a key part of the Company's strategy to acquire and hold non-economic properties containing ore and await higher mineral prices to render those properties of higher value. In the event higher mineral prices do not occur the Company's economic prospects will significantly suffer.

(12)

 Substantial expenditures are required to be made by the Company to establish ore reserves

Substantial expenditures are required to establish ore reserves.  These expenditures include the costs of drilling, sampling, bulk sampling, metallurgical testing, cost estimating, economic evaluations, market and environmental studies, cost estimating, economic evaluation, and market and environmental studies which have to be completed before an ore reserve can be designated.

(13)

The Company does not presently have insurance covering any of its mineral properties and as a consequence could incur considerable costs

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration of precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage.  The Company does not presently have insurance covering any of its mining properties and does not presently intend to obtain liability insurance.  As a result of not having insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

(14)

The Company's mineral properties may be subject to prior unregistered agreements or transfers or native land claims and as such title to some of the Company's mineral properties may be affected

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its mining properties and has conducted its own investigation of legal title to each such property, the mining properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

(15)

Certain mineral right holdings are currently the subject of litigation

Two of the Company's mineral right holdings are the subject of ongoing litigation.  The holdings, the San Jose Claims on the San Jorge property and the El Molino Claims at the Galeno Property are not considered by management to be material to the development of the properties but could limit the expansion of the known mineral resources.  Management believes it will successfully defend both suits.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

(16)

All phases of the Company's operations in Canada, Peru, Argentina and Chile are subject to environmental regulations which may cause the Company to invoke stricter standards

All phases of the Company's operations in Canada, Peru, Argentina and Chile are subject to environmental regulations.  Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Legislation and regulations implemented by the Ministry of Energy and Mines directly affect the mining industry in the Province of British Columbia, where the Company's Hushamu property is located. Legislation and regulations implemented by the Department of Resources, Wildlife and Economic Development directly affects the mining industry in the Northwest Territories, where the Company's Redstone Property is located. Legislation and regulations implemented by the Department of Energy, Mines and Resources affects the mining industry in the Yukon where the Company's Casino Property is located.  The General Mining Law of Peru is the primary body of law with regard to environmental regulation, where the Company's Pashpap and El Galeno properties are located.  The Environmental Protection Mining Code of Argentina, enacted in 1995, is the primary body of law with regard to environmental regulation, where the Company's Taca Taca and San Jorge properties are located.  The Degree Law Number 1,349 of Chile is the primary body of law with regard to environmental regulation, where the Company's Regalito, Relincho and Vizcachitas properties are located.  See "Item 4(B) - Business Overview."

Although compliance with such laws is not presently a significant factor in the Company's operations, compliance with future changes in environmental regulation, if any, may adversely affect the Company's operations.

(17)

The price of copper, base and precious metals has fluctuated widely in recent years and may adversely affect the economic viability of any of the Company's mineral properties

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of copper and other precious and non-precious metals.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods.  The effect of these factors on the price of copper, base and precious metals and therefore the economic viability of any of the Company's mining properties, cannot be accurately predicted but may adversely affect the Company's operation and its ability to raise capital

(18)

The Company's future performance is dependent on key personnel. The loss of the services of any of the Company's executives or Board of Directors could have a material adverse effect on the Company business

The Company's performance is substantially dependent on the performance and continued efforts of the Company's executives and its Board of Directors. The loss of the services of any of the Company's executives or Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition.  The Company currently does not carry any key person insurance on any of the board of directors.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

(19)

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common stock in the foreseeable future

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common stock in the foreseeable future.  The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(20)

The possible issuance of additional shares may impact the value of the Company stock

The Company is authorized to issue up to 100,000,000 shares of common stock without par value.  It is the Company's intention to issue more shares.  Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(21)

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties and accordingly conflicts of interest may arise

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.

Anthony Floyd, President of the Company, is also the President, a principal and a director of Inca Pacific Resources Inc. ("Inca").  Inca is a junior mining company engaged in the exploration of copper in Peru.  As a condition of employment with the Company, Mr. Floyd required that the possible competing interests of the Company and Inca be resolved as between them in order to address inevitable conflicts or perceived conflicts.  The Company and Inca agreed Inca shall be given the first right to acquire all grassroots copper exploration opportunities in the country of Peru which the Company or its executives become aware of.  As the Company is not currently planning to undertake exploration of grassroots copper properties, this may be of no impact to the Company's business practices. Inca has agreed that the Company shall be given first right to acquire advanced stage copper properties with defined Resources of which Inca or its executives become aware in the country of Peru.  Inca and the Company have agreed to review and renew this commitment annually.

(22)

Management of the Company can through their stock ownership in the Company influence all matters requiring approval by the Company's stockholders

Management of the Company own collectively as of March 21, 2005, 6,660,534 shares being 32.6% of the Company's issued and outstanding shares of common stock.  These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Management's Discussion and Analysis

Six Months Ended June 30, 2004

March 21, 2004

Other

Additional information about the Company may be found on www.sedar.com and on the Company's website at www.luminacopper.com.